Exhibit (d)(xxxviii)
AMENDMENT NO. 1 TO SUBADVISORY AGREEMENT
     This AMENDMENT NO. 1 TO SUBADVISORY AGREEMENT (the “Amendment”) is effective as of January 19, 2007 by and between AIG SUNAMERICA ASSET MANAGEMENT CORP. (formerly known as SunAmerica Asset Management Corp.), a Delaware corporation (the “Adviser”), and WELLINGTON MANAGEMENT COMPANY, LLP, a Delaware limited liability partnership (the “Subadviser”).
WITNESSETH:
     WHEREAS, the Adviser and Seasons Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to it which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and
     WHEREAS, the Adviser and Subadviser are parties to that certain Subadvisory Agreement dated January 1, 1999, as amended effective January 12, 1999, with respect to the Trust; and
     WHEREAS, the parties wish to amend the Subadvisory Agreement as set forth below; and
     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:
1. The following new paragraph shall be added to the Subadvisory Agreement:
     18. Confidentiality. Each party will not disclose or use any records or information obtained pursuant to this Agreement in any manner whatsoever except as expressly authorized in this Agreement or as reasonably required to execute transactions or to carry out its duties as contemplated by this Agreement on behalf of the Portfolios, and will keep confidential any non-public information obtained directly as a result of this relationship. Each party shall disclose such non-public information only if (i) reasonably required to execute transactions or to carry out its duties as contemplated by this Agreement; (ii) with respect to non-public information belonging or relating to the Fund or the Adviser, the Adviser or the Board of Trustees has authorized such disclosure by prior written consent; (iii) with respect to non-public information belonging or relating to the Subadviser, the Sub-Adviser has authorized such disclosure by prior written consent; (iv) such information is or becomes publicly ascertainable from public or published information or trade sources (other than as a result of a breach of this Agreement), or (v) such disclosure is expressly required or requested by applicable federal or state regulatory authorities or self regulatory organizations. Notwithstanding the foregoing, the

Subadviser may disclose the total return earned by the Portfolios and may include such total return in the calculation of composite performance information.
2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.
3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Agreement shall remain unchanged and shall continue to be in full force and effect.
4. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.
     IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

AIG SUNAMERICA ASSET MANAGEMENT CORP.		WELLINGTON MANAGEMENT COMPANY, LLP

By:	/s/ PETER A. HARBECK	By:	/s/ JONATHAN PAYSON

Name: Peter A. Harbeck		Name: Jonathan Payson
Title: President and Chief Executive Officer		Title: Senior Vice President